UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Filing of Extraordinary Report is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

June 30, 2026

Mitsubishi UFJ Financial Group, Inc.

Filing of Extraordinary Report

Mitsubishi UFJ Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1.	Reason for Filing

The matters for resolution were resolved at the 21st Annual General Meeting of Shareholders held on June 26, 2026, therefore, the Company files the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

2.	Description of Report

(1)	Date on which the Annual General Meeting of Shareholders was held June 26, 2026

(2)	Matters for Resolution

First Item of Business: Appropriation of Surplus

Matters concerning the year-end dividend:

(a)	Kind of dividend property

Cash

(b)	Matters concerning allocation and the total amount of dividend property

Ordinary Shares     ¥51 per share    ¥576,848,937,582 in total

(c)	Date on which dividends from surplus shall be effective

June 29, 2026

Second Item of Business: Election of 15 (Fifteen) Directors

15 (Fifteen) candidates, namely, Mss. Satoko Kuwabara, Mari Elka Pangestu and Miyuki Suzuki, Messrs. Hiroshi Shimizu, David Sneider, Koichi Tsuji, Teruhisa Ueda, Kenichiro Yoshida, Takayuki Yasuda, Norio Kanie, Hironori Kamezawa, Junichi Hanzawa, Hiroshi Kubota, Masakazu Osawa and Hiroyuki Seki were elected as Directors.

(3)	The number of affirmative and negative votes and the number of abstentions to the above items of business; the requirements for the adoption of the items of business and the resolution results

Total number of voting rights (As of March 31, 2026): 112,874,466

Items of Business	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights of shareholders present at the meeting	Resolution results
					Approval ratio (%)	Approved/ Disapproved
First Item of Business	90,150,860	68,219	41,764	91,116,082	98.94	Approved
Second Item of Business
Satoko Kuwabara	87,670,455	2,556,783	33,722	91,116,199	96.21	Approved
Mari Elka Pangestu	80,653,803	9,573,092	33,722	91,115,856	88.51	Approved
Hiroshi Shimizu	64,443,114	25,783,807	33,722	91,115,882	70.72	Approved
David Sneider	89,256,494	970,454	33,722	91,115,909	97.95	Approved
Miyuki Suzuki	87,934,429	2,292,742	33,722	91,116,132	96.50	Approved
Koichi Tsuji	88,607,123	1,619,822	33,722	91,115,906	97.24	Approved
Teruhisa Ueda	68,902,710	21,324,506	33,722	91,116,177	75.62	Approved
Kenichiro Yoshida	87,897,155	2,249,322	114,178	91,115,894	96.46	Approved
Takayuki Yasuda	80,845,844	9,381,383	33,722	91,116,188	88.72	Approved
Norio Kanie	80,738,294	9,488,628	33,722	91,115,883	88.61	Approved
Hironori Kamezawa	87,069,201	3,158,036	33,722	91,116,198	95.55	Approved
Junichi Hanzawa	81,242,224	8,984,993	33,722	91,116,178	89.16	Approved
Hiroshi Kubota	88,368,905	1,858,031	33,722	91,115,897	96.98	Approved
Masakazu Osawa	88,249,629	1,977,310	33,722	91,115,900	96.85	Approved
Hiroyuki Seki	88,242,939	1,983,995	33,722	91,115,895	96.84	Approved

(Notes) 1. The requirements for adoption of each item of business are as follows:

The First Item of Business :

A majority of the affirmative voting rights of shareholders who are entitled to exercise their voting rights present at the meeting.

The Second Item of Business :

(i)	Shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.
(ii)	A majority of the voting rights exercised by said shareholders who are present at the meeting are affirmative.

2.

The number of voting rights of shareholders present at the meeting includes, in addition to the number of voting rights exercised on the day of the meeting by the shareholders attending, the number of voting rights exercised through the voting right exercise form, and the number of voting rights exercised electromagnetically.

3.	The approval ratio represents the ratio of affirmative votes to the number of voting rights of shareholders present at the meeting.

4.	The number of abstentions includes the number of invalid voting rights.

(4)	The reason why a portion of the number of voting rights of shareholders present at the meeting was not included in the number of affirmative and negative votes and the number of abstentions

As the sum of the number of voting rights exercised up to the day prior to the meeting through the voting right exercise form and electromagnetic means and the number of voting rights of the portion of shareholders present at the meeting whose intention of affirmative, negative or abstentions for all items of business was confirmed revealed that the all items of business is approved or disapproved; a portion of the number of voting rights concerning affirmative and negative votes and the number of abstentions of shareholders present at the meeting were not included.

-End-